     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 1, 1996


                                                      Registration No. 333-07459

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ---------


                                 Amendment No. 1
                                       to

                                    FORM S-3

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                   ---------

                           AMERICAN TELECASTING, INC.
             (Exact name of registrant as specified in its charter)

                                   ---------

            DELAWARE                                  4841                          54-14869888
  (State or other jurisdiction     (Primary Standard Industrial Classification   (I.R.S. Employer
of incorporation or organization)                 Code Number)                  Identification No.)

                                   ---------

                       5575 TECH CENTER DRIVE, SUITE 300
                        COLORADO SPRINGS, COLORADO 80919
                                 (719) 260-5533
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                   ---------

                              ROBERT D. HOSTETLER
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           AMERICAN TELECASTING, INC.
                       5575 TECH CENTER DRIVE, SUITE 300
                        COLORADO SPRINGS, COLORADO 80919
                                 (719) 260-5533
      (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   ---------

                                   Copies to:
                             ROBERT N. JENSEN, ESQ.
                            MCDERMOTT, WILL & EMERY
                              1850 K STREET, N.W.
                             WASHINGTON, D.C. 20006

                                   ---------

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in conjunction with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                   ---------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

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*                                                                         *
*  INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A  *
*  REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED     *
*  WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT  *
*  BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE        *
*  REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT    *
*  CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY     *
*  NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH  *
*  SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO            *
*  REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH    *
*  STATE.                                                                 *
*                                                                         *
***************************************************************************



                                                           SUBJECT TO COMPLETION

                                                                  August 1, 1996


                       [LOGO] AMERICAN TELECASTING, INC.

                         943,956 SHARES OF COMMON STOCK


     This Prospectus relates to an offering of up to 943,956 shares of Class A Common Stock, par value $.01 per share (the "Common Stock"), of American Telecasting, Inc., a Delaware corporation ("ATI"), issuable upon exercise of warrants (the "Warrants") which were offered and sold in ATI's offering of units (the "Units") consisting of $201,700,000 principal amount at stated maturity of 14 1/2% Senior Discount Notes due 2005 (the "2005 Notes") and Warrants to purchase 943,956 shares of Common Stock, in August 1995 (the "1995 Units Offering").

     Each Warrant entitles the holder thereof to purchase 4.68 shares of Common Stock at $12.65 per share, subject to adjustment under certain circumstances. Warrant holders may exercise the Warrants at any time on or after August 10, 1996 and on or prior to August 10, 2000 (the "Expiration Date"). The Warrants will terminate and become void at the close of business on the Expiration Date. The Warrants are not subject to redemption. Upon exercise, the holders of the Warrants would be entitled, in the aggregate, to 943,956 shares of Common Stock, representing approximately 4.5% of the Common Stock outstanding on a fully-diluted basis as of June 30, 1996.

     The Warrants contain anti-dilution provisions which, upon the occurrence of certain events, provide for the adjustment of (i) the number of shares of Common Stock purchasable upon exercise of each Warrant, and (ii) the exercise price of the Warrants. Payment of the exercise price must be made by certified or official bank check, payable in United States currency to the order of the Company. Upon payment, presentation, and surrender of the Warrants to First Union National bank of North Carolina (the "Warrant Agent"), a certificate evidencing the Common Stock underlying such Warrants will be issued and delivered.


     The Common Stock is quoted on The Nasdaq Stock Market (National Market) under the symbol "ATEL." On July 30, 1996, the last reported sale price of the Common Stock was $10 1/2 per share.



     AN INVESTMENT IN THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 6 HEREOF FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR
          ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
             ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.


     No dealer, salesman or any other person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this Prospectus and, if given or made, such other information and representations must not be relied upon as having been authorized by ATI. Except with respect to facts or events arising after the date hereof which, individually or in the aggregate, represent a material change in the information set forth herein, neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of ATI since the date hereof or that the information contained herein is correct as of any time subsequent to its date. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful.


                THE DATE OF THIS PROSPECTUS IS __________, 1996.

                             AVAILABLE INFORMATION

     ATI has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (referred to herein, together with all amendments, schedules, supplements and exhibits thereto, as the "Registration Statement") under the Securities Act of 1933, as amended, for the registration of the securities offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in exhibits and schedules to the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to ATI and the securities offered hereby, reference is made to the Registration Statement, including the exhibits thereto, and the financial statements and notes incorporated by reference herein. Statements made in this Prospectus concerning the contents of any document referred to herein are not necessarily complete. With respect to each such document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

     ATI is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports and other information with the Commission. Such reports, proxy statements and other information filed by ATI with the Commission may be inspected at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, or at its regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents have been filed by ATI with the Commission pursuant to the requirements of the Exchange Act (file no. 0-23008) and are hereby incorporated herein by reference and made a part of this Prospectus:

     (i) ATI's Annual Report on Form 10-K for the fiscal year ended December 31, 1995;

     (ii)   ATI's Proxy Statement for its 1996 Annual Meeting of Stockholders;

     (iii) ATI's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1996;


     (iv) ATI's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1996;



     (v)    ATI's Current Report on Form 8-K dated May 10, 1995;



     (vi)   ATI's Current Report on Form 8-K dated December 28, 1995;



     (vii)  ATI's Current Report on Form 8-K dated January 5, 1996;



     (viii) ATI's Current Report on Form 8-K dated January 22, 1996;



     (ix)   ATI's Current Report on Form 8-K dated April 1, 1996; and



     (x)    ATI's Current Report on Form 8-K dated July 29, 1996.


     All reports and other documents filed with the Commission by ATI pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made by this Prospectus shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement incorporated or deemed to be incorporated by reference herein shall be deemed to be modified, replaced, or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     ATI will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference herein (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into this Prospectus). Requests should be directed to:

                           American Telecasting, Inc.
                       5575 Tech Center Drive, Suite 300
                        Colorado Springs, Colorado 80919
                      Attention: Securityholder Relations
                        Telephone number: (719) 260-5533

                                  THE COMPANY

GENERAL


     The Company is a leading operator of wireless cable television systems. As of June 30, 1996, the Company provided subscription television service to approximately 178,000 subscribers through 39 operational systems located in 19 states. In addition to its operational systems, as of June 30, 1996, the Company held significant channel interests in 16 other markets where it expects to construct wireless cable systems in the future, assuming, among other factors, the availability of financing as discussed herein. As of June 30, 1996, the Company had approximately 11.0 million Estimated Households in Service Area (as defined herein) in its operational or target markets, although some of these households will be "shadowed" and unable to receive the Company's service due to certain characteristics of the particular market, such as transmitter height and transmission power, terrain and foliage ("Line-of-Sight Constraints"). The percentage of Estimated Households in Service Area that may be shadowed due to Line-of-Sight Constraints generally ranges from 10 to 50% depending upon the market.


     Wireless cable systems use microwave frequencies authorized by the Federal Communications Commission (the "FCC") to broadcast from a single transmission site to a receiving antenna at each customer's location. Wireless cable technology provides a relatively low cost medium to transmit video entertainment and information services to customers in single family homes, multiple dwelling unit properties and commercial properties. Unlike traditional franchise cable systems, wireless cable systems do not require extensive coaxial cable networks, amplifiers and related equipment. As a result, capital costs and transmission-related operating costs are substantially less than those of a typical franchise cable system. Due to this comparative economic advantage, the Company generally has been able to charge 20 to 30% less than its franchise cable competitors. The Company expects to maintain its cost and pricing advantage despite the deployment of other emerging technologies, such as fiber optic systems and direct broadcast satellite transmission, by existing and new competitors in the subscription television industry.

     The Company differentiates itself from its franchise cable competitors both by utilizing its lower cost structure to offer customers lower prices and by emphasizing its strong commitment to customer service. The Company focuses primarily on developing wireless cable systems in mid-sized markets where terrain and other conditions are conducive to economical delivery of wireless cable services. The Company targets value-conscious customers in both cabled and uncabled areas with its programming, which includes ESPN, CNN, USA Network, Nickelodeon, Discovery, regional sports channels, MTV, local broadcast channels and other "basic" channels. The Company also offers Home Box Office, Showtime and The Disney Channel as "premium" channels, as well as selected pay-per-view services.

     During 1996, the Company has focused on managing its existing systems through more efficient and cost-effective methods, planning for the implementation of a digital technology strategy in select markets, and developing strategic alliances. During the remainder of this year, the Company intends to continue the growth and launch of certain of its analog wireless cable systems that management believes can achieve stable customer bases with a favorable balance of customer growth, subscriber capital investment, and expenses. Other systems operated by the Company will not be managed for customer growth, but rather for optimal cash flow from existing customers. In these systems, the Company intends to focus its marketing efforts on new commercial and multiple dwelling unit customers.


RECENT DEVELOPMENTS


     Operating Results. The number of subscribers to the Company's wireless cable service increased from 106,500 to 173,700 in 1995. Approximately 37% of this growth was due to systems acquired during the year and approximately 63% resulted from internal growth. During 1995, the Company acquired eight operating wireless cable systems and completed construction and commenced operation of systems in Ft. Collins and Greeley, Colorado; Yuba City, California; and Lincoln, Nebraska. As of June 30, 1996, the Company provided subscription television service to approximately 178,000 subscribers.

     Financing Activities. In August 1995, the Company completed the 1995 Units Offering, resulting in net proceeds to the Company of approximately $94.9 million. In May 1996, the Company completed a public offering (the "1996 Primary Offering") of 1,700,000 shares of its Common Stock at a price of $12 5/8 per share, resulting in net proceeds to the Company of approximately $20.3 million (after deducting underwriting discounts and commissions but before deducting other expenses of the offering).

     Separate Offering By Existing Shareholders. In February 1996, the Company filed a registration statement (the "Shelf Registration Statement") with the Commission covering the sale of up to 640,019 shares of its previously issued Common Stock by certain existing stockholders (the "Selling Shareholders").
The Shelf Registration Statement was declared effective in April 1996. The Company intends to keep the Shelf Registration Statement effective for 180 days from the date of effectiveness. The shares of Common Stock registered pursuant to the Shelf Registration Statement were issued by the Company to the Selling Shareholders in connection with certain capital raising activities prior to the Company's IPO (as defined herein), the provision of financial advisory services prior to the IPO, or acquisitions by the Company of other wireless cable companies. None of the Selling Shareholders is an officer or director of the Company or an owner of more than 5% of the Company's Common Stock.


     Acquisitions. Since May 1993, the Company has acquired 22 operational wireless cable systems and wireless cable channel rights in 18 additional markets. On January 30, 1995, the Company acquired an operating wireless cable system in Medford, Oregon (the "Medford Acquisition"), which served approximately 900 subscribers as of the date of acquisition. On March 7, 1995, the Company acquired an operating wireless cable system in Sheridan, Wyoming (the "Sheridan Acquisition"), which served approximately 600 subscribers as of the date of acquisition. On May 10, 1995, the Company completed the acquisition of a 65% ownership interest in Fresno MMDS Associates (the "Fresno Partnership"), a partnership that operates wireless cable systems in each of Fresno, Visalia and Merced, California (the "FWCTI Acquisition"). The systems acquired in the FWCTI Acquisition collectively served approximately 14,200 subscribers as of the date of acquisition. On July 14, 1995, the Company acquired an operating wireless cable system in Redding, California, which served approximately 200 subscribers as of June 30, 1995. On September 15, 1995, the Company acquired (the "Superchannels Acquisition") 58% of the outstanding common stock of Superchannels of Las Vegas, Inc. ("Superchannels"). Superchannels operates a wireless cable system in Las Vegas, Nevada, which served approximately 4,300 subscribers as of the date of acquisition. On November 30, 1995, the Company acquired an operating wireless cable system serving Rapid City, South Dakota (the "Rapid City Acquisition"), which served approximately 4,500 subscribers as of the date of acquisition.



     On June 28, 1996, the Company entered into a definitive agreement to acquire wireless cable channel rights and certain other subscription television assets in Cincinnati, Ohio (the "Cincinnati Acquisition") for aggregate consideration of approximately $5.2 million (of which approximately $2.0 million was paid in July). Also on June 28, 1996, the Company acquired certain of the Cincinnati subscription television assets, and entered into a management agreement to operate the subscription television assets that it has not yet acquired. The subscription television assets acquired or to be acquired by the Company in connection with the Cincinnati Acquisition served approximately
3,100 subscribers as of June 28, 1996. On July 29, 1996, the Company and CS Wireless Systems, Inc. ("CS") executed a non-binding letter of intent pursuant to which the Company will exchange all of its wireless cable assets in Louisville, Kentucky; Little Rock, Arkansas; Oklahoma City, Oklahoma and Wichita, Kansas (the "ATI Systems") for all of CS's wireless cable assets in Minneapolis, Minnesota; and Stockton, Modesto and Bakersfield, California (the "CS Markets") plus approximately $5.5 million in cash (the "CS Exchange," and together with the Cincinnati Acquisition, the "Pending Acquisitions"). The ATI Systems currently serve approximately 28,000 customers with approximately 1.3 million Estimated Households in Service Area. The CS Markets currently serve approximately 13,500 subscribers with approximately 1.5 million Estimated Households in Service Area. In connection with the CS Exchange, ATI will transfer the BTA (as defined herein) license for the Wichita market to CS and CS will cause to be transferred to ATI the BTA licenses for Minneapolis, Stockton, Modesto and Bakersfield. Except for the Pending Acquisitions, as of the date of this Prospectus, the Company has no written agreements, arrangements or understandings to acquire any material wireless cable businesses or assets, although the Company continuously pursues opportunities to acquire businesses and channel rights that are consistent with the Company's business plan.


     RBOC Investments. A significant recent development in the wireless cable industry has been the investment by regional Bell operating companies ("RBOCs") in wireless cable companies. For example, during 1995, Bell Atlantic and NYNEX invested $100.0 million in CAI Wireless Systems, Inc. ("CAI") and Pacific Telesis ("PacTel") acquired both Cross Country Wireless, Inc. ("Cross Country") and Wireless Holdings, Inc. ("Wireless Holdings") for aggregate purchase prices of approximately $175.0 million each. The Company is pursuing opportunities to enter into strategic relationships with RBOCs or other providers of telecommunications services. Such relationships could involve, among other things, joint ventures, sales or exchanges of stock or assets, or loans to or investments in the Company by strategic partners. As of the date of this Prospectus, the Company has not reached any agreements or understandings with respect to such relationships, and there can be no assurance that any such agreements or understandings will be reached.


     BTA Auction. The Company participated in the FCC's recent auction of the rights to apply for and obtain available Multipoint Distribution Service
("MDS") licenses in 493 designated basic trading areas ("BTAs") throughout the United States. The winning bidder in each BTA obtained the exclusive right to apply for available MDS licenses in that BTA and will receive the channel authorizations as long as it has paid the FCC the balance due on its bid and its station proposals comply with the FCC's interference requirements and other rules. However, in order to provide wireless cable service in these markets, the BTA winner must secure the right to use a site for a transmission facility and also may need to obtain the consent of other parties for the acceptance of interference from its proposed stations. The Company was the winning bidder in 59 BTAs and has filed either applications for new stations or statements of intention indicating its future plans with respect to each such BTA. The FCC must approve the applications before the MDS authorizations will be issued. To date, the FCC has issued public notices announcing that it is ready to grant authorizations to the Company for 32 of the BTAs for which the Company was the winning bidder and the Company has paid the FCC the balance due on its bids for such BTAs. The authorizations for these BTAs have not yet been issued by the FCC. Competing applications cannot be filed but the FCC will consider petitions to deny the auction winners' applications. Petitions to deny or similar pleadings have been filed against certain of the Company's post-auction applications and statements of intention. The Company has filed responses to such submissions with the FCC. There can be no assurance that the FCC will approve all of the Company's applications, and the Company cannot reasonably predict when such approvals will be given, or, even if granted, whether the Company will ultimately have access to a sufficient number of channels to have a viable system in each BTA for which it was the winning bidder. Regardless of whether the Company initially applied for additional MDS authorizations in any of its BTAs, as long as the Company continues to hold the BTA rights, other entities seeking new licenses or certain modifications to existing licenses within the Company's BTAs must seek approval from the Company, as the BTA owner. Similarly, to the extent the Company wishes to obtain new licenses or certain modifications to its existing licenses in markets in which it was not the BTA winner, it will be required to negotiate with the BTA owner for approval of such licenses or modifications. See "Risk Factors--Regulation."


     Recent Legislation. On February 8, 1996, the Telecommunications Act of 1996 (the "1996 Act") was enacted. Among other things, the 1996 Act eliminates the cable/telephone cross-ownership restriction, allowing a telephone company the option of providing video programming within its telephone service area over a cable system or other video delivery system. Conversely, cable companies are now permitted to provide telephone services. As a result of these developments, the Company may experience increased competition from telephone companies, which have significantly greater financial and other resources than the Company.

     ATI was incorporated in Delaware in December 1988 and has its principal executive offices at 5575 Tech Center Drive, Suite 300, Colorado Springs, Colorado 80919. ATI's telephone number is (719) 260-5533. ATI operates its wireless cable systems through its subsidiaries. Except as otherwise indicated, references in this prospectus to ATI refer solely to American Telecasting, Inc. and references to the "Company" refer to American Telecasting, Inc. and its subsidiaries collectively.

                                  RISK FACTORS

     In addition to the other information contained or incorporated by reference in this Prospectus, the following factors should be considered carefully in evaluating an investment in the Common Stock offered by this Prospectus.


     Cash Flow Required to Service Substantial Indebtedness. The Company is highly leveraged. As of June 30, 1996, the Company had $274.9 million of outstanding indebtedness and stockholders' equity of $39.2 million. The indentures (the "Indentures") relating to the Company's 14 1/2% Senior Discount Notes due 2004 (the "2004 Notes") and the 2005 Notes (collectively, the "Notes") may permit the Company to incur additional indebtedness in the future, subject to certain limitations. Subject to the terms of the Indentures, certain indebtedness of ATI's subsidiaries may be secured by the assets of ATI and its subsidiaries. The Company has one revolving credit facility (the "Credit Facility") under which maximum potential borrowings currently aggregate $8.5 million, although no amounts are currently available for borrowing under such Credit Facility. As of June 30, 1996, $8.5 million was outstanding under the Credit Facility. Outstanding borrowings under the Credit Facility bear interest at the bank's prime rate plus 2.25% (10.50% at June 30, 1996).


     Since inception, the Company's cash flow from operations has been insufficient to cover its fixed charges. There can be no assurance that ATI will be able to generate sufficient cash flow in the future to cover required interest and principal payments associated with its outstanding indebtedness. Commencing December 15, 1999, cash interest on the 2004 Notes will be payable at the rate of 14.5% per annum (approximately $28.5 million per annum). In addition, the interest rate on the 2004 Notes will be increased by 1.0% if the Company does not, by November 10, 1996, issue equity securities or debt subordinated in right of payment to the 2004 Notes valued at $26.0 million or more. Commencing February 15, 2001, cash interest on the 2005 Notes will be payable at the rate of 14.5% per annum (approximately $29.2 million per annum). The full principal amount of the 2004 Notes, which is approximately $196.9 million, will become due on June 15, 2004. The full principal amount of the 2005 Notes, which is approximately $201.7 million, will become due on August 15, 2005. Many factors, some of which will be beyond ATI's control, will affect its cash flow from operations and, thereby, its ability to service its indebtedness. If ATI were to be unable to meet interest and principal payments on its outstanding indebtedness in the future, it may, depending upon the circumstances which then exist, find it necessary to seek additional equity or debt financing, refinance its existing indebtedness or sell assets to raise funds to repay its indebtedness. Any such actions may require the approval of existing and future lenders to ATI or its subsidiaries or be limited by the terms of the instruments relating to their indebtedness, including the Indentures. There can be no assurance that sufficient equity or debt financing would be available or, if such financing were available, that it would be on terms acceptable to ATI. In addition, there can be no assurance that ATI would be able to refinance its existing indebtedness or that sufficient funds could be raised through asset sales.





     History of Losses and Negative Operating Cash Flow. The Company has incurred negative cash flow from operations, as well as operating and net losses, in each year since its inception in 1988. As of June 30, 1996, the Company had an accumulated deficit of approximately $129.1 million. Losses incurred since inception are attributable primarily to start-up costs, interest expense and depreciation of assets required to develop wireless cable systems in various markets. The Company expects to incur additional operating and net losses in the foreseeable future, depending upon its rate of growth and future acquisitions. There can be no assurance that the Company will ever generate sufficient operating revenues to achieve or sustain positive cash flow from operations.



     Significant Future Capital Needs. The development of wireless cable systems requires substantial investment on an ongoing basis to finance capital expenditures and other expenses necessary to achieve subscriber growth. Management expects that the Company will require at least $5.0 million of additional debt or equity financing before the end of the third quarter of 1996, and an additional $20.0 million before the end of 1996, to cover ongoing operating losses and to achieve its targeted subscriber levels. Management plans to meet these cash needs through a combination of equity, subordinated debt and bank financing, and from cash generated from operations. Without such additional financing, the Company may be required to curtail its operations and expansion plans. Additional debt or equity financing also may be required to fund future acquisitions of wireless cable companies, wireless cable systems or channel interests, to convert existing systems to digital operation, and to develop systems in additional markets. As a result of certain covenants in the Indentures, the Company's additional borrowing capacity (other than debt which may be issued to a strategic investor that is subordinated to the Notes) was limited to approximately $3.1 million as of July 31, 1996. Accordingly, the Company's ability to finance ongoing working capital and system expansion requirements from borrowings under existing or future credit facilities is currently limited by the terms of the Indentures, and may also be limited by the Company's inability to generate sufficient earnings to cover its fixed charges. As a result, the bulk of the Company's current financing requirements can be met only through equity financing or subordinated debt provided by a strategic investor, and not through other sources of debt financing. See "--Cash Flow Required to Service Substantial Indebtedness." There can be no assurance that the Company will be able to obtain additional debt or equity capital on satisfactory terms, or at all, to meet its future financing needs. The Company's future capital requirements will depend upon a number of factors, including marketing expenses, staffing levels, and subscriber growth and turnover, as well as other factors that are not within the Company's control, such as competitive conditions, programming costs and capital costs. The lack of available additional capital could have a significant negative effect on the Company's growth rate and its ability to compete successfully in the subscription television industry.


     Possible Non-Consummation of Strategic Relationships. The Company is pursuing opportunities to enter into strategic relationships with RBOCs or other providers of telecommunications services. As of the date of this Prospectus, the Company has not reached any agreements or understandings with respect to such relationships, and there can be no assurance that any such agreements or understandings will ever be reached. If any agreements or understandings are reached, consummation of such strategic relationships likely will require the consent of holders of the Notes.

     Limited Operating History; Early Stage Company. The Company first began providing subscription television service in December 1989. Prospective investors, therefore, have limited historical financial information about the Company upon which to base an evaluation of the Company's performance and an investment in the Common Stock. In addition, prospective investors should be aware of the difficulties encountered by enterprises in early stages of development, especially in view of the intense competition that is characteristic of the subscription television industry. Given the Company's limited operating history, there can be no assurance that it will be able to develop a sufficiently large subscriber base to achieve or sustain positive cash flow from operations and to compete successfully in the subscription television industry.

     Prohibition on Subsidiaries Transferring Funds to ATI. The Credit Facility contains covenants prohibiting certain of ATI's subsidiaries from transferring funds in the form of cash dividends, loans or advances to ATI. ATI's ability to use operating cash flow from one system to support development of other systems and to pay ATI's administrative expenses is limited by such covenants. In addition, the Indentures prohibit ATI from declaring cash dividends, among other things.


     Competition and New Technologies. The subscription television industry is a highly competitive business. Wireless cable systems typically compete with both franchise cable companies (locally authorized providers of subscription television service that use coaxial cable, fiber optic or other continuous network distribution media to deliver programming) and satellite delivery systems, although recent regulatory changes and technological developments have encouraged new competitors, such as telephone companies, to enter the subscription television business. Many of the Company's existing or potential competitors have substantially greater name recognition and financial, technical and human resources than the Company and may be better equipped to develop and operate systems providing subscription television service. While the Company believes that its ability to charge lower prices provides a competitive advantage, aggressive price competition by any existing or new company in the subscription television industry would have a material adverse effect on the Company's results of operations and financial condition. Subscription television providers also compete with conventional television stations and video rental stores, among others. In addition, within each market, the Company initially must compete with others to acquire, from the limited number of channel licenses issued, a minimum number of channels needed to establish a viable system.


     New and advanced technologies for the subscription television industry, such as digital compression, fiber optic networks, direct broadcast satellite transmission, and 28 GHz microwave transmission, are in various stages of development. These technologies are being developed and supported by entities, such as franchise cable companies and regional telephone companies, that have significantly greater financial and other resources than the

Company. When deployed, these new technologies could have a material adverse effect on the demand for wireless cable service. There can be no assurance that the Company will be able to compete successfully with existing competitors or new entrants in the market for subscription television services.


     On July 10, 1996, the FCC issued a Declaratory Ruling and Order that allows the use of digital modulation over MDS and ITFS stations, subject to interference criteria. Such use will be permitted on an interim basis, subject to the FCC's creation of permanent digital rules.


     Regulation. The right to broadcast on wireless cable frequencies is heavily regulated by the FCC. In each metropolitan statistical area, the FCC has authorized only up to 33 channels for transmission of wireless cable programming. Up to 13 channels typically can be owned by commercial operators for full-time usage without programming restrictions. The remaining 20 channels typically are authorized for educational purposes, although excess capacity can be leased by wireless cable operators, subject to certain programming restrictions. Licenses for both commercial and educational channels are granted based upon applications filed with the FCC. FCC approval also is required for assignment of existing licenses or transfer of control of license holders. Recently, the FCC conducted an auction of the rights to apply for and obtain available MDS licenses in 493 designated BTAs. While the Company was the winning bidder in 59 BTAs, it did not win the BTA rights in all of its operational or target markets. To the extent that the Company wishes to obtain new licenses or certain modifications to its existing licenses in these BTAs, it will be required to negotiate with the BTA owner for approval of such licenses or modifications. The requirement for approval of new licenses and certain license modifications by the FCC, as well as the BTA owner in BTAs not owned by the Company, could delay or impede the Company's ability to launch new systems and/or expand the capacity of its existing systems. FCC licenses are limited in duration and subject to renewal procedures. While current FCC rules are intended to promote development of a competitive cable television industry, the rules and regulations affecting the cable industry could change, and any future changes in FCC rules, regulations, policies or procedures could have a negative impact on the industry as a whole and the Company in particular.

     The Communications Act of 1934 (the "Communications Act") provides that certain types of FCC licenses shall not be held directly by corporations of which non-U.S. citizens or entities ("Aliens") own of record or vote more than 20% of the capital stock. In situations in which such an FCC licensee is directly or indirectly controlled by another corporation, Aliens may own of record or vote no more than 25% of the controlling corporation's capital stock. ATI's Restated Certificate of Incorporation requires that all of its officers and directors be U.S. citizens and empowers the Board of Directors to redeem ATI's outstanding capital stock to the extent necessary to prevent the loss or secure the reinstatement of any license or franchise from any governmental agency if a situation arises whereby more than the permitted number of outstanding shares of capital stock of ATI are owned or voted by Aliens. Moreover, the Restated Certificate of Incorporation provides that, in such a situation, no transfers of shares may be made to Aliens and the shares which caused the Company to exceed the statutory limit may neither be voted, receive dividends nor be entitled to any other rights, until transferred to U.S. citizens.

     On February 8, 1996, the 1996 Act became law. Among other things, the 1996 Act eliminates the cable/telephone cross-ownership restriction, allowing a telephone company the option of providing video programming within its telephone service area over a cable system or other video delivery system. Conversely, cable companies are now permitted to provide telephone services. The 1996 Act also limits and, in some cases, eliminates FCC regulation of cable rates established by the Cable Television Consumer Protection and Competition Act of 1992 (the "1992 Cable Act"), depending upon the size of the cable system and whether the system is subject to effective competition and the nature of the rate. The 1996 Act also provides cable operators with greater flexibility to offer lower rates to certain of their customers and, consequently, the ability to provide discounts to subscribers served, or potentially served, by the Company. The 1996 Act vests the FCC with exclusive jurisdiction over the provision of DBS service and preempts the authority of local authorities to impose certain taxes on such service. Because the FCC has not yet promulgated rules implementing many of the provisions of the 1996 Act, management is unable to predict at this time the impact of the 1996 Act on the Company in particular or the wireless cable industry as a whole.


     Wireless cable operators are subject to regulation by the Federal Aviation Administration with respect to construction of transmission towers and certain local zoning regulations affecting construction of towers and other facilities. There also may be restrictions imposed by local authorities, neighborhood associations and other similar organizations limiting the use of certain types of reception equipment used by the Company.


     Legislation has recently been introduced in several states that would authorize state and local authorities to impose taxes on providers of video programming, including wireless cable operators, based upon their gross receipts. Because the nature of any such legislation if enacted, is unknown, the Company cannot predict what impact such legislation would have upon its results of operations and financial condition.

     Future changes in the foregoing regulations, or any other regulations applicable to the Company, could have a material adverse effect on the Company's results of operations and financial condition.

     Dependence Upon Program Material and Channel Lease Agreements. The Company has fixed-term contracts with various program suppliers, such as ESPN, HBO and Showtime. These contracts generally cover a period of two years and are typically renewable upon expiration. Although the Company has no reason to believe that these contracts will be terminated or will not be renewed upon expiration, if the contracts are not renewed for any reason, the Company will be required to seek program material from other sources. While recent legislation requires that vertically integrated multiple cable system operators sell programming to their competitors on fair and reasonable terms, that legislation is the subject of various legal challenges. If the legislation were to be found unconstitutional or were superseded by legislation adopting less restrictive requirements for programmers, programmers might raise their prices or make their programs unavailable to the Company.

     The Company is also dependent on long-term leases with third parties for the majority of its wireless cable channels. Under FCC rules, the term of certain of the leases cannot exceed the term of the license granted by the FCC to the lessor (typically ten years). While many of the Company's leases provide for automatic renewals, or require the parties to negotiate renewals in good faith upon expiration, there can be no assurance that these leases will be renewed or extended beyond their current terms or on terms satisfactory to the Company. Similarly, the failure by these lessors to comply with the terms of their FCC authorizations or the FCC's rules could result in the termination or forfeiture of their authorizations or denial of their renewal by the FCC. Such terminations, forfeitures or denials of renewal by the FCC or failure to obtain renewal of channel lease agreements would result in the Company's having to reduce the amount of programming it offers.

     Difficulties and Uncertainties of a New Industry. While wireless cable television is not a new technology, it is a new industry with a short operating history. Potential investors should be aware of the difficulties and uncertainties that are normally associated with new industries, such as lack of consumer acceptance, difficulty in obtaining financing, increasing competition, advances in technology and changes in laws and regulations. There can be no assurance that the wireless cable industry will develop and survive as a viable industry.

     Management of Growth. The Company has experienced rapid growth in its number of employees, the scope of its operating and financial systems, and the geographic area of its operations. This growth has increased the operating complexity of the Company, and has increased the level of responsibility for both existing and new management personnel. In managing this growth, the Company will be required to continue to improve its operating and financial systems and to expand, train and manage its employee base. There can be no assurance that the Company will be able to improve its operating and financial systems to keep pace with its expected growth or to attract and retain a sufficient number of qualified employees to meet the Company's needs during its growth.

     Physical Limitations of Wireless Cable Transmission. In order to be effective, wireless cable transmission requires a clear "line-of-sight" between the microwave transmitter located on the operator's transmission antenna and the antenna located on a subscriber's home or building. A portion of the homes within a wireless cable operator's broadcast signal area may be unable to receive wireless cable service due to signal obstructions such as hills, tall buildings and dense foliage. Certain of these signal blockages can be ameliorated by increasing transmission power and using engineering techniques such as pre-amplifiers, beam benders and signal repeaters, which increase the cost per subscriber. Franchise cable operators do not have line-of-sight concerns and, therefore, may have a competitive advantage over wireless cable operators in those areas where the reception of wireless cable signals is difficult or impractical.

     Expiration of Warrants. The Warrants terminate and become void at the close of business on the Expiration Date (August 10, 2000). The Company shall give notice not less than 90, or more than 120, days prior to the Expiration Date to the registered holders of then outstanding Warrants to the effect that the Warrants will terminate and become void as of the close of business on the Expiration Date. If the Company fails to give such notice, the Warrants will nonetheless terminate and become void as of the close of business on the Expiration Date.

     Minority Interests in Certain Subsidiaries. ATI is a holding company that conducts most, and may in the future conduct all, of its business through its subsidiaries. ATI's subsidiaries include non-operating subsidiaries that hold channel interests, subsidiaries that operate systems, and subsidiaries that do both. Certain of ATI's subsidiaries are not wholly-owned. Although ATI has a sufficient interest in each of its subsidiaries to be able to exercise control over them, ATI may owe a fiduciary duty to the holders of various minority interests in its subsidiaries, and may be required to deal with such subsidiaries on terms no less favorable to such subsidiaries than could be obtained from unaffiliated third parties.


     Control by Existing Stockholder. As of June 30, 1996, Donald R. DePriest, Chairman of the Board of ATI, controlled directly or indirectly 26.8% of the total outstanding Common Stock (including the 12.7% which was held of record by MCT Investors, L.P.). Thus, Mr. DePriest holds a substantial ownership interest in ATI and may be in a position to significantly influence the election of ATI's directors and otherwise control the business and affairs of the Company.


     Anti-Takeover Provisions. ATI's Restated Certificate of Incorporation, the Delaware General Corporation Law, the Indentures and the Credit Facility contain provisions that might diminish the likelihood that a potential acquiror would make an offer for the Common Stock, impede a transaction favorable to the interests of stockholders or make it difficult to effect a change in control of ATI and replace incumbent management. The existence of these provisions may have a negative effect on the market price of the Common Stock. See "Description of Capital Stock--Certain Charter Provisions and Delaware Law."

     Possible Volatility of Price of the Common Stock. The market price of the Common Stock has been, and may continue to be, subject to wide fluctuations in response to quarterly variations in the Company's results of operations, changes in estimates by analysts, conditions in the wireless cable industry or general market or economic conditions. In addition, in recent years the stock market has experienced extreme price and volume fluctuations. These fluctuations have had a substantial effect on the market prices for many emerging growth companies and are often unrelated to the operating performance of the specific companies. Such market fluctuations could adversely affect the price of the Common Stock.


     Dilution. At June 30, 1996, the deficit in net tangible book value per share of the Common Stock was $7.37. After giving effect to the exercise of all outstanding Warrants in exchange for the Common Stock offered hereby, the deficit in net tangible book value per share as of June 30, 1996, as adjusted, would have been $6.39. Accordingly, holders who exercise their Warrants will experience immediate dilution in net tangible book value of $19.04 per share.



     Shares Eligible for Future Sale. The sale, or availability for sale, of substantial amounts of Common Stock in the public market in connection with or subsequent to this offering could adversely affect the prevailing market price of the Common Stock and could impair the Company's ability to raise additional capital through the sale of its securities. As of June 30, 1996, 18,365,214 shares of Common Stock were outstanding. Of such 18,365,214 shares, 8,517,487 shares (including 640,019 shares that are subject to the Shelf Registration Statement) are freely tradeable by persons other than affiliates of the Company without restriction or further registration under the Securities Act. The remainder of the outstanding shares of Common Stock (other than certain shares issued in connection with the Company's employee benefit plans) are currently considered "restricted" or "control" securities within the meaning of Rule 144 under the Securities Act, and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption contained in Rule 144. In addition, as of June 30, 1996, there were outstanding options and warrants to purchase 2,735,740 shares (including the Warrants). Of such options and warrants, options and warrants to purchase 1,287,784 shares of Common Stock currently are exercisable and the Warrants to purchase 943,956 shares of Common Stock will become exercisable on August 10, 1996. Assuming exercise of all such options and warrants, 63,284 shares would be restricted or control securities. In connection with the 1996 Primary Offering, the Company, its officers, directors and certain stockholders agreed to restrict the sale of their shares of Common Stock until August 19, 1996 without the prior written consent of Alex. Brown & Sons Incorporated. Holders of 61,284 options and warrants and holders of 9,842,207 shares of restricted and control Common Stock (excluding shares offered by the Selling Shareholders pursuant to the Shelf Registration Statement) have been granted registration rights with respect to such Common Stock or the Common Stock issuable upon the exercise of such options and warrants. See "Description of Capital Stock--Shares Eligible for Future Sale; Registration Rights."

     Reliance on Existing Management Team. The Company is dependent upon the efforts and abilities of its existing management team. The loss of one or more members of the Company's management team at any one time could have a material adverse effect upon the Company. The Company currently has employment agreements with Robert D. Hostetler, its President and Chief Executive Officer, and David K. Sentman, its Senior Vice President and Chief Financial Officer. The Company does not maintain any key man life insurance with respect to any of its executive officers or key employees. The Company's success in expanding its operations will depend upon its ability to attract and retain qualified employees to develop and operate its wireless cable systems.

     Dividend Policy. ATI has never declared or paid any cash dividends on the Common Stock and does not expect to declare any such dividends in the foreseeable future. Payment of any future dividends will depend upon earnings and capital requirements of the Company, the Company's debt facilities and other factors the Board of Directors considers appropriate. ATI currently intends to retain earnings, if any, to support continuing growth and expansion. ATI's ability to declare cash dividends on the Common Stock is affected by certain covenants in the Indentures. The ability of ATI's subsidiaries to declare dividends and transfer funds in the form of cash dividends, loans or advances to ATI is restricted by the Credit Facility.

                                USE OF PROCEEDS

     The Company will not receive any proceeds from the offering unless and until the Warrants, or any portion thereof, are duly exercised and paid for by the holders of the Warrants. There can be no assurance that all or any portion of the Warrants will be exercised. In the event that all Warrants are exercised, the Company will receive $12.65 for each share of Common Stock issuable upon exercise of such Warrants, for an aggregate of $11,941,044. The Company currently plans to use any proceeds received upon exercise of the Warrants as working capital for general corporate purposes.

                              PLAN OF DISTRIBUTION

     The shares of Common Stock covered by this Prospectus are issuable by ATI upon exercise of the Warrants.

                            DESCRIPTION OF WARRANTS

     A total of 201,700 Warrants, each entitling the holder thereof to purchase
4.68 shares of Common Stock (subject to adjustment as described below) for $12.65 per share, were issued under a warrant agreement (the "Warrant Agreement") dated August 10, 1995, between ATI and the Warrant Agent. The Warrants are subject to the terms contained in the Warrant Agreement. The Following summary, which describes certain material provisions of the Warrant Agreement and Warrants, does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Warrant Agreement and Warrants, including the definitions therein of capitalized terms not defined herein.

GENERAL

     The Warrants are exercisable at any time on or after August 10, 1996, and on or prior to August 10, 2000 (the "Expiration Date"). Each Warrant entitles the holder thereof to acquire 4.68 shares of Common Stock upon payment of the Purchase Price ($12.65 per share), subject to adjustment as described below. All outstanding Warrants will terminate at the close of business on the Expiration Date. The Company will give notice not less than 90 nor more than 120 days prior to the Expiration Date to the registered holders of then outstanding Warrants. If the Company does not give this notice, the Warrants will still terminate and become void at the close of business on the Expiration Date. ATI has agreed that, for so long as any unexpired Warrants remain outstanding, it will maintain the effectiveness of the Registration Statement with respect to sales of shares of the Common Stock from time to time upon exercise of the Warrants.

METHOD OF EXERCISE OF WARRANTS

     Warrants may be exercised or sold by surrendering to the Warrant Agent a warrant certificate signed by the registered holder indicating such holder's election to exercise or sell all or a portion of the Warrants evidenced by such certificate and, in the case of exercise, payment of the Purchase Price. Upon surrender of the warrant certificate for exercise or sale, and in the case of exercise, payment of the Purchase Price, the Warrant Agent will deliver or cause to be delivered, to or upon the written order of any holder, appropriate evidence of ownership of any shares of Common Stock or other securities or property (including any money) to which such holder is entitled, together with warrant certificates evidencing any Warrants not exercised or sold.

     Certificates for Warrants will be issued in registered form only and no service charge shall be made for registration of transfer or exchange upon surrender of any warrant certificate at the office of the Warrant Agent maintained for that purpose. The Company may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of warrant certificates.

ADJUSTMENT

     The number of shares of Common Stock issuable upon the exercise of each Warrant and the Purchase Price are subject to adjustment in certain circumstances, including (a) a dividend or distribution on the Common Stock in shares of ATI's capital stock or a stock split, combination, subdivision or reclassification of Common Stock, and (b) the issuance of rights, options, warrants or convertible or exchangeable securities (other than a convertible or exchangeable security subject to the foregoing clause (a)) to all holders of Common Stock entitling such holders to purchase shares of Common Stock for a consideration per share less than the then current market value per share of Common Stock, and (c) purchases of Common Stock pursuant to a tender or exchange offer by ATI or any Subsidiary (as defined) at a price in excess of the then Current Market Price (as defined) of the Common Stock. No adjustment in the number of shares of Common Stock issuable upon exercise of Warrants will be required until cumulative adjustments require an adjustment of at least 1% thereof. In addition, in the event of certain mergers, consolidations or sales of assets, holders of Warrants will thereafter be entitled to receive such securities or other consideration as they would have been entitled if they had exercised their Warrants immediately prior thereto.

     If the Purchase Price is adjusted as a result of the distribution of cash, evidences of indebtedness or other property or assets to the holders of Common Stock, then such adjustment may constitute a taxable distribution to each holder of a Warrant so adjusted.

     ATI has authorized and reserved for issuance such number of shares of Common Stock as shall be issuable upon the exercise of all outstanding Warrants. Such shares of Common Stock, when paid for and issued, will be duly and validly issued and fully paid and non-assessable.

NO RIGHTS AS STOCKHOLDERS

     Holders of Warrants are not entitled, by virtue of being such holders, to receive dividends or subscription rights, vote, consent, exercise any preemptive right or receive notice as stockholders of ATI in respect of any meeting of stockholders for the election of directors of ATI or any other matter, or exercise any other rights whatsoever as stockholders of ATI.

TAXATION OF WARRANTS

     Exercise. A holder of a Warrant will generally not recognize gain or loss upon exercise of a Warrant. A holder's initial tax basis in a Warrant will be equal to the portion of the issue price of the Unit allocable to a Warrant.
The tax basis of shares of Common Stock acquired upon exercise of a Warrant will be equal to the sum of (i) the holder's adjusted tax basis in such Warrant and (ii) the exercise price. The holding period of the Common Stock acquired upon exercise of a Warrant will begin on the day after the date of exercise of the Warrant and will not include the period during which the Warrant was held.

     Adjustments. The conversion ratio and exercise price of the Warrants are subject to adjustments under certain circumstances. Under Section 305 of the Internal Revenue Code (the "Code") and Treasury Regulations issued thereunder, holders of the Warrants will be treated as having received a constructive distribution, resulting in ordinary income (subject to a possible dividends-received deduction in the case of corporate holders) to the extent of the Company's current or accumulated earnings and profits, if and to the extent that certain adjustments in the conversion ratio and exercise price that may occur in limited circumstances (particularly an adjustment to reflect a taxable dividend to holders of Common Stock) increase the proportionate interest of a holder of a Warrant in the fully-diluted Common Stock, whether or not the holder ever exercises the Warrant.

     Disposition. Upon a sale, exchange or other taxable disposition of a Warrant or of shares of Common Stock, a holder generally will recognize gain or loss for United States Federal income tax purposes in an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received upon such sale, exchange or other disposition and (ii) the holder's adjusted tax basis in the Warrant or in the shares of Common Stock being sold. Any gain or loss recognized upon a sale, exchange or disposition of a Warrant or of shares of Common Stock would be long-term capital gain or loss if the Warrant or Common Stock were held by the holder for more than one year at the time of the sale or exchange.

     Lapse. Upon the lapse of a Warrant, a holder will recognize a capital loss equal to such holder's adjusted tax basis in the Warrant. Any such loss will be long-term capital loss if the Warrant was held by the holder for more than one year at the time of lapse.

     Foreign Holders. In general, gain recognized by a non-resident alien individual, a foreign corporation, a foreign estate or trust, or a foreign partnership or other foreign entity (each a "Foreign Person") upon a sale, exchange or other taxable disposition of a Warrant or of shares of Common Stock (to the extent it is not effectively connected with a trade or business engaged in by such Foreign Person within the United States ("U.S. Trade or Business Income")) will not be subject to United States Federal income tax unless such Foreign Person is an individual present in the United States for 183 days or more during the taxable year in which the disposition occurs, and certain other requirements are met. Dividends paid on the Common Stock to a Foreign person (other than dividends that constitute U.S. Trade or Business Income) will be subject to United States Federal income tax withholding at the rate of 30 percent of the amount of the dividend (unless the rate is reduced by an applicable tax treaty).

     Any Foreign Person that recognizes gain upon the sale, exchange or other taxable disposition of a Warrant or of shares of Common Stock or receives a dividend on the Common Stock that is U.S. Trade or Business Income will be subject to tax in essentially the same manner as a U.S. person, as discussed above. A Foreign Person that is a foreign corporation engaged in a U.S. trade or business also may be subject to the branch profits tax with respect to such gain or dividend.

                          DESCRIPTION OF COMMON STOCK

     The authorized capital stock of ATI consists of 43,000,000 shares, of which 30,000,000 shares are Common Stock, par value $0.01 per share, 10,000,000 shares are Class B Common Stock, par value $0.01 per share (the "Class B Common Stock") and 3,000,000 shares are preferred stock, par value $0.01 per share (the "Preferred Stock"). As of June 30, 1996, there were 18,365,214 shares of Common Stock outstanding and held of record by approximately 320 stockholders, no shares of Class B Common Stock outstanding and no shares of Preferred Stock outstanding. In addition, as of June 30, 1996, warrants to purchase an aggregate of 1,920,140 shares of Common Stock were outstanding. Of the outstanding warrants, 976,184 are currently exercisable and 943,956 will become exercisable on August 10, 1996. A total of 1,525,000 shares of Common Stock are reserved for issuance to officers and key employees of the Company under the American Telecasting, Inc. 1990 Stock Option Program, as amended (the "Stock Option Plan"). As of June 30, 1996, options to acquire 815,600 of Common Stock were outstanding, 311,600 of which were vested.

     The issued and outstanding shares of Common Stock are, and the shares issuable upon exercise of the Warrants will, upon payment therefor, be, validly issued, fully paid and nonassessable. Subject to the right of holders of Preferred Stock, if any, the holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board of Directors may from time to time determine. The shares of Common Stock are neither redeemable nor convertible, and the holders thereof have no preemptive or subscription rights to purchase any securities of ATI. Upon liquidation, dissolution or winding up of ATI, the holders of Common Stock are entitled to receive, pro rata, the assets of ATI that are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of Preferred Stock then outstanding. Each outstanding share of Common Stock is entitled to one vote on all matters submitted to a vote of stockholders. There is no cumulative voting in the election of directors.

     The Class B Common Stock is identical in all respects to the Common Stock except that the holders of Class B Common Stock, if any, are not entitled to vote on any matters submitted to the stockholders for approval, except as otherwise provided or required by law.

     SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS


     As of June 30, 1996, 18,365,214 shares of Common Stock were outstanding and no shares of Class B Common Stock were outstanding. Of such 18,365,214 shares of Common Stock, 8,517,487 shares (including 640,019 shares that are subject to the Shelf Registration Statement) are freely tradeable without restriction or further registration under the Securities Act, unless acquired by "affiliates" (as defined in Rule 144 of the Securities Act), in which case such shares are subject to the resale limitations of Rule 144. The remainder of the outstanding shares of Common Stock (other than certain shares issued in connection with the Company's employee benefit plans) are currently considered "restricted" or "control" securities within the meaning of the Securities Act and may not be resold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption provided by Rule 144.


     In addition to the shares referred to above which are freely tradeable without restriction or further registration under the Securities Act, the Company has registered under the Securities Act an aggregate of 1,525,000 shares reserved for issuance under the Stock Option Plan, thus permitting the resale of such shares upon the exercise of options granted under the plan by non-affiliates in the public market without restriction under the Securities Act, subject to vesting requirements of the Company. In addition, as of June 30, 1996, there were outstanding warrants to purchase 1,920,140 shares of Common Stock (including the Warrants). Of such warrants, warrants to purchase 976,184 shares of Common Stock currently are exercisable and the Warrants to purchase 943,956 shares of Common Stock will become exercisable on August 10, 1996. Assuming exercise of all such warrants, 63,284 shares would be restricted or control securities.

     In connection with the 1996 Primary Offering, the Company, its officers, directors and certain stockholders have agreed not to offer, sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable or exercisable for Common Stock, until August 19, 1996 without the prior consent of Alex. Brown & Sons Incorporated.


     Pursuant to a series of registration rights agreements (the "Registration Rights Agreements"), certain stockholders of the Company are entitled to rights with respect to the registration under the Securities Act of approximately 9,842,207 shares of outstanding Common Stock (excluding shares offered by the Selling Shareholders pursuant to the Shelf Registration Statement). While the precise terms of the Registration Rights Agreements vary, the stockholders who are party to such agreements generally have a combination of demand and piggyback registration rights.


     ATI can make no prediction as to the effect, if any, that sales of shares of its Common Stock, or the availability of shares for future sale, will have on the market price of the Common Stock and Warrants prevailing from time to time. Sales of substantial amounts of Common Stock in the public market, or the perception that such sales could occur, could depress the prevailing market price for the Common Stock and Warrants. Such sales also may make it more difficult for ATI to sell equity securities or equity-related securities in the future at a time and price that it deems appropriate.

PREFERRED STOCK

     ATI's Restated Certificate of Incorporation authorizes the Board of Directors to issue the Preferred Stock in classes or series and to establish the designations, preferences, qualifications, limitations, or restrictions of any class or series with respect to the rate and nature of dividends, the price and terms and conditions on which shares may be redeemed, the terms and conditions for conversion or exchange into any other class or series of the stock, voting rights and other terms. ATI may issue, without approval of the holders of Common Stock, Preferred Stock which has voting, dividend or liquidation rights superior to the Common Stock and which may adversely affect the rights of holders of Common Stock. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of Common Stock and, under certain circumstances, make it more difficult for a third party to gain control of ATI.

CERTAIN CHARTER PROVISIONS AND DELAWARE LAW

     ATI's Restated Certificate of Incorporation contains a provision requiring the affirmative vote of the holders of at least 66 2/3% of the voting power of all the shares of Common Stock of ATI to remove any director or the entire Board of Directors from office at any time, with or without cause, except as otherwise provided. Also, ATI's Restated Certificate of Incorporation grants the Board of Directors the power to adopt, amend, alter, change and repeal the Bylaws of ATI. The affirmative vote of the holders of at least 66 2/3% of the voting power of all of the shares of Common Stock of ATI is required for the stockholders of ATI to adopt, alter, change or repeal the Bylaws of ATI.

     Section 203 of the Delaware General Corporation Law ("Section 203") prohibits certain Delaware corporations from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder unless (i) prior to the date of the business combination, the transaction is approved by the board of directors of the corporation, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock or (iii) on or after the consummation date the business combination is approved by the board of directors and by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder. "Business combinations" include mergers, assets sales and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock. A Delaware corporation may "opt out" of application of Section 203 through a provision in its certificate of incorporation or by-laws. ATI has not "opted out" of application of Section 203.

     These provisions might diminish the likelihood that a potential acquiror would make an offer for the Common Stock, impede a transaction favorable to the interests of stockholders or make it difficult to effect a change in control of ATI and replace incumbent management. As a result, the existence of these provisions may have a negative effect on the market price of the Common Stock.

FOREIGN OWNERSHIP PROVISIONS

     The Communications Act provides that certain types of FCC licenses shall not be held directly by corporations of which Aliens own of record or vote more than 20% of the capital stock. In situations in which such an FCC licensee is directly or indirectly controlled by another corporation, Aliens may own of record or vote no more than 25% of the controlling corporation's capital stock. ATI's Restated Certificate of Incorporation requires that all of its officers and directors be U.S. citizens and empowers the Board of Directors to redeem ATI's outstanding capital stock to the extent necessary to prevent the loss or secure the reinstatement of any license or franchise from any governmental agency if a situation arises whereby more than the permitted number of outstanding shares of capital stock of ATI are owned or voted by Aliens. Moreover, ATI's Restated Certificate of Incorporation provides that, in such a situation, no transfers of shares may be made to Aliens and the shares which caused the Company to exceed the statutory limit may neither be voted, receive dividends nor be entitled to any other rights, until transferred to U.S. citizens.

TRANSFER AGENT, REGISTRAR AND WARRANT AGENT

     The Transfer agent and registrar for the Common Stock and Warrant Agent for the Warrants is First Union National Bank of North Carolina.

                                 LEGAL MATTERS

     The validity of the Common Stock underlying the Warrants has been passed upon for the Company by McDermott, Will & Emery, Washington, D.C.

                                    EXPERTS

     The audited consolidated financial statements and schedules of the Company incorporated by reference in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.


     The audited financial statements of Fresno Wireless Cable Television, Inc. and Subsidiary incorporated by reference in this Prospectus have been audited by McGladrey & Pullen, LLP, independent auditors, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

                                    PART II


ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

                SEC registration fee ..................   $ 4,118
                Fees and expenses of counsel ..........     7,500
                Fees and expenses of accountants ......     5,000
                Miscellaneous .........................    20,382
                                                          -------
                Total .................................   $37,000
                                                          =======


     Except for the SEC registration fee, all of the foregoing expenses have been estimated. All expenses will be paid by the Company.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Under Delaware law, a corporation may indemnify any person who was or is a party or is threatened to be made a party to an action (other than an action by or in the right of the corporation) by reason of his service as a director or officer of the corporation, or his service, at the corporation's request, as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys' fees) that are actually and reasonably incurred by him ("Expenses"), and judgments, fines and amounts paid in settlement that are actually and reasonably incurred by him, in connection with the defense or settlement of such action, provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interest, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. Although Delaware law permits a corporation to indemnify any person referred to above against Expenses in connection with the defense or settlement of an action by or in the right of the corporation, provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to corporation's best interests, if such person has been judged liable to the corporation, indemnification is only permitted to the extent that the Court of Chancery (or the court in which the action was brought) determines that, despite the adjudication of liability, such person is entitled to indemnity of such Expenses as the court deems proper. The General Corporation Law of the State of Delaware also provides for mandatory indemnification of any director, officer, employee or agent against Expenses to the extent such person has been successful in any proceeding covered by the statute. In addition, the General Corporation Law of the State of Delaware provides the general authorization of advancement of a director's or officer's litigation expenses in lieu of requiring the authorization of such advancement by the board of directors in specific cases, and that indemnification and advancement of expenses provided by the statute shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement or otherwise.

     Article 7 of ATI's Restated Certificate of Incorporation and Article 8 of ATI's Amended and Restated ByLaws provide for indemnification of the Company's directors, officers, employees and other agents to the fullest extent not prohibited by Delaware law.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 16.  EXHIBITS

      4.1 Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 to Amendment No. 1 to the Company's Registration Statement on Form S-3 filed with the Commission on April 26, 1996).

      4.4  Warrant Agreement dated as of August 10, 1995 between
           American Telecasting, Inc. and First Union National Bank of North Carolina as warrant agent (incorporated by reference to Exhibit 4.5 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1995).


     *5.1   Opinion of McDermott, Will & Emery.


     23.1  Consent of Arthur Andersen, LLP.

     23.2  Consent of McGladrey Pullen, LLP.


    *23.3  Consent of McDermott, Will & Emery (included in Exhibit 5.1).



    *24.1 Power of Attorney (included on the signature page to the Registration Statement).



- ----------------
* Previously filed.


ITEM 17.  UNDERTAKINGS.

(a)  The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

           (i) To include any prospectus required by section 10(a)(3) of the Securities Act;

           (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

     provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to
Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Colorado Springs, State of Colorado, on July 23, 1996.

                                       AMERICAN TELECASTING, INC.


                                       By:  /s/ ROBERT D. HOSTETLER
                                          -------------------------------
                                          Robert D. Hostetler
                                          President and Chief Executive Officer






     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 has been signed on July 23, 1996 by the following persons in the capacities indicated.


       SIGNATURE                        TITLE
       ---------                        -----
  /s/ DONALD R. DEPREIST   Chairman of the Board and Director
  -----------------------
  Donald R. DePriest


  /s/ ROBERT D. HOSTETLER  President, Chief Executive Officer and
  -----------------------     Director (principal executive officer)
  Robert D. Hostetler


  /s/ RICHARD F. SENEY     Vice Chairman of the Board, Secretary and Director
  -----------------------
  Richard F. Seney


  /s/ DAVID K. SENTMAN     Senior Vice President, Chief Financial Officer and
  -----------------------     Treasurer (principal financial officer)
  David K. Sentman


  /s/ JOHN R. HAGER        Controller (principal accounting officer)
  -----------------------
  John R. Hager


  /s/ WILLIAM J. BLAKE     Director
  -----------------------
  William J. Blake


  /s/ MITCHELL R. HAUSER   Director
  -----------------------
  Mitchell R. Hauser

  /s/ JAMES S. QUARFORTH   Director
  -----------------------
  James S. Quarforth


  /s/ CARL A. ROSBERG      Director
  -----------------------
  Carl A. Rosberg

                                 EXHIBIT INDEX



  EXHIBIT
   NUMBER              DESCRIPTION
   ------              -----------
      4.1  Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 to Amendment No. 1 to the Company's Registration
           Statement on Form S-3 filed with the Commission on April 26, 1996).

      4.4  Warrant Agreement dated as of August 10, 1995 between
           American Telecasting, Inc. and First Union National Bank of North
           Carolina as warrant agent (incorporated by reference to Exhibit 4.5 to the Company's Quarterly Report on Form 10-Q for the period ended
           June 30, 1995).

     *5.1   Opinion of McDermott, Will & Emery.

     23.1  Consent of Arthur Andersen, LLP.

     23.2  Consent of McGladrey Pullen, LLP.

    *23.3  Consent of McDermott, Will & Emery (included in Exhibit 5.1).

    *24.1  Power of Attorney (included on the signature page to the Registration
           Statement).



- ------------
* Previously filed.